FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

     Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
 4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:	SYNGENTA AG
Press Release: “Half Year Results 2005”

Filed herewith is a press release related to Syngenta AG. The full text of the press release follows:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Telephone: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com

Financial release

Half Year Results 2005
Basel, Switzerland, 28 July 2005

‘Strong growth enhanced by acquisitions’

  Sales up 18 percent at $5.4 billion, +14 percent CER(1)

  New product sales up 20 percent CER to $572 million

  EBITDA(2) up 16 percent at $1.6 billion, +13 percent CER

  Earnings per share(3) up 25 percent to $9.54

  2005 to date: $425 million returned to shareholders

Financial Highlights (unaudited)

	Excluding Restructuring, Impairment and Discontinued Operations(4)					As reported under IFRS(4)

	1st Half	1st Half				1st Half	1st Half
	2005	2004	(5)	Actual	CER(1)	2005	2004	(5)
	$m	$m		%	%	$m	$m

Sales	5386	4575		+18	+14	5386	4575

Net Income (6)	976	808	(7)	+21		912	780

Earnings per Share	$9.54	$8.96		+7		$8.92	$ 7.34

Earnings per Share (3)
before one-off tax credit	$9.54	$7.61		+25

Michael Pragnell, Chief Executive Officer, said:

“Following an outstanding 2004, Syngenta delivered strong growth in the first half of 2005 in both Crop Protection and Seeds, with an exceptional performance across NAFTA. Our marketing teams took full advantage of a strong US corn market, exploiting our leading crop protection position and expanded seeds platform; Garst and Golden Harvest made an impressive first season contribution. New Crop Protection products maintained their record of outstanding growth. Professional Products once again generated excellent results driven by double digit growth in Seed Treatment. Top line growth and continued cost discipline have sustained business quality and contributed to a significant increase in earnings.”

(1)	For a definition of constant exchange rates, see Appendix A.

(2)	EBITDA before restructuring and impairment is a non-GAAP measure in regular use as a measure of operating performance, see Appendix C.

(3)	EPS on a fully-diluted basis, excluding restructuring, impairment and discontinued operations, and before a one-off tax credit in 2004.

(4)	The amounts including restructuring and impairment are reported in accordance with International Financial Reporting Standards (IFRS). The impact of restructuring, impairment and discontinued operations in 2005 is $64m on net income (2004: $172m).

(5)	Adjusted in accordance with recent changes in accounting standards.

(6)	Net income to shareholders of Syngenta AG.

(7)	Net income before one-off tax credit.

Highlights for 2005

Sales at constant exchange rates (CER) increased by 14 percent, five percent excluding the Seeds acquisitions, benefiting from good underlying volume growth and firm pricing. Crop Protection sales rose by four percent; Seeds sales grew by 57 percent, 11 percent excluding acquisitions.

EBITDA improved by 13 percent (CER) to $1.6 billion benefiting from the growth in sales and the growing contribution from Seeds, as well as operational efficiency savings which largely offset an impact from higher raw material costs and expenditure increases in future growth.

Earnings per share, excluding restructuring and impairment, and the one-off tax credit in 2004, were up 25 percent to $9.54; excluding the adjustment for IFRS3, earnings per share were up 21 percent. After charges for restructuring and impairment earnings per share were $8.92 (2004: $7.34).

Currency: Sales were positively impacted by four percent due to the weakness of the US dollar, notably against the Euro. The net benefit to EBITDA was three percent.

Crop Protection: NAFTA delivered an excellent broad-based performance with growth across the region. Asia-Pacific increased sales in several markets, notably Japan. Sales in Europe were weaker largely attributable to the cold early season followed by drought in southern Europe, notably Spain; growth in eastern Europe was again strong. Compared with an exceptional 2004 in Latin America, the strengthening Brazilian currency was the major contributor to a deceleration in demand by growers for export. New products continued their outstanding growth record with sales up 20 percent (CER) to $572 million. EBITDA increased by five percent (CER) to $1318 million.

Seeds: Sales increased in all regions reflecting strong underlying demand for Field Crops as well as benefiting from the successful integration of Garst and Golden Harvest acquired in the second half of 2004. In Vegetables demand for fresh produce continued to grow and sales recovered somewhat in the second quarter after a slow start due to poor weather in southern Europe. Sales in Flowers were down due to caution following market overstocking in 2004. EBITDA increased by 54 percent (CER) to $300 million.

R & D Pipeline: Eight active ingredients are currently progressing through early and late stage development in Crop Protection with projected launches between 2006 and 2012. The first of these is AXIAL®, a new cereal herbicide with outstanding field performance and blockbuster potential; it is expected to launch in 2006. AVICTA®, a novel Seed Treatment for nematode control, has also produced exciting field results and a full launch is planned on cotton in 2006. A new fungicide for vegetables and vines, 446, is progressing towards a 2007 launch. In Field Crop Seeds, three corn input traits are at an advanced stage of development: glyphosate tolerance, corn rootworm and corn borer insect control, as single traits and in combination; US launches are targeted for completion by 2008.

Operational efficiency: Total restructuring and impairment charges during the period were $92 million (cash: $62 million; non-cash: $30 million) relating to the program to streamline global operations, announced in February 2004. Restructuring costs are expected to be around $850 million over five years including non-cash charges of $350 million. Peak savings of $300 million are expected by the end of 2008; savings in the first half were $59 million.

SYNGENTA HALF YEAR RESULTS 2005 / PAGE 2 OF 24

Cash flow and balance sheet: Cash flow in the first half of the year was affected by timing increases in working capital reflecting the sales growth in US Crop Protection and selective extension to trading terms; the Seeds acquisitions; and the reversal of certain customer prepayments made at the end of 2004. The ratio of average trade working capital as a percentage of sales improved to 39 percent (2004: 40 percent). Fixed capital expenditure of $67 million was below depreciation of $129 million.

In April the company issued a €500 million, 4.125 percent Eurobond with 10 year maturity. It also made a public tender offer for its outstanding 5.5 percent Eurobond due in July 2006, of which 73 percent was redeemed. These transactions significantly lengthened the maturity of outstanding debt. At period end net debt was $1127 million (2004: $590 million) representing a gearing ratio of 20 percent (2004: 11 percent).

Taxation: The underlying tax rate for the period was 24 percent (2004: 25 percent). The tax rate is expected to remain in the mid to low twenties over the medium term.

Cash return to shareholders: The company continued its share repurchase program in the first half of 2005, repurchasing 2 million shares at an average price of CHF 128.4 amounting to $216 million; a total dividend of $209 million was paid on 22 July in the form of a nominal value reduction. The total amount returned to shareholders since the start of the program in May 2004 through dividends and share repurchase is $710 million. The 1.7 million shares repurchased in 2004 were cancelled on 22 July.

Outlook

Michael Pragnell, Chief Executive Officer, said:

“Determined execution of our strategy by our sales and marketing teams worldwide will enable us to sustain Syngenta’s strong performance. For the full year 2005, notwithstanding a slowing in Brazil, we remain committed to our target of high teens growth in earnings per share*. Looking further ahead, the numerous opportunities to capture growth across all our businesses, including new product launches, reinforce our confidence in the achievement of our target of high teens earnings growth in 2006. We remain on track to return more than $1 billion to shareholders over the period 2004 to 2006.”

* Fully diluted, before restructuring, impairment, IFRS 3 adjustment and one-off tax credit in 2004.

SYNGENTA HALF YEAR RESULTS 2005 / PAGE 3 OF 24

Crop Protection

For a definition of constant exchange rates, see Appendix A.

	Half Year		Growth		2nd Quarter		Growth

	2005	2004	Actual	CER	2005	2004	Actual	CER
Product line	$m	$m	%	%	$m	$m	%	%

Selective herbicides	1351	1290	+ 5	+ 1	736	673	+ 9	+ 7
Non-selective herbicides	391	376	+ 4	+ 2	228	205	+12	+ 9
Fungicides	1201	1048	+15	+10	605	549	+10	+ 7
Insecticides	601	597	+ 1	- 1	296	319	- 7	- 9
Professional products	408	370	+ 8	+ 6	186	173	+ 5	+ 3
Others	25	23	+ 4	- 2	0	10	n/a	n/a

Total	3977	3704	+ 7	+ 4	2051	1929	+ 6	+ 3

Selective Herbicides: major brands CALLISTO® family, DUAL®/BICEP® MAGNUM, ENVOKE®, FUSILADE®MAX, TOPIK®

Sales of selective herbicides were driven by the CALLISTO® range with further successful launches in Europe and strong growth in the USA, despite further penetration of herbicide-tolerant technology. Growth in the CALLISTO® combination products, LUMAX® and LEXAR®, was particularly strong due to their excellent, broad-based weed control. There was a further decline in the sales of DUAL®/BICEP® MAGNUM. ENVOKE® continued to grow following its launch on cotton last year. Sales of TOPIK® grew strongly in NAFTA and eastern Europe, offsetting declines elsewhere.

Non-selective Herbicides: major brands GRAMOXONE®, TOUCHDOWN®

TOUCHDOWN® generated volume growth in the USA and Argentina, driven by the launch of new brands and marketing programs. GRAMOXONE® sales were weaker in southern Europe and parts of Asia, notably Australia, where dry weather led to lower demand.

Fungicides: major brands ACANTO®, AMISTAR®, BRAVO®, RIDOMIL GOLD®, SCORE®, TILT®, UNIX® Fungicides registered significant, broad-based growth, particularly in the USA and the dynamic markets of eastern Europe. AMISTAR® sales grew 25 percent (CER) as its exceptional efficacy, in both single and combination forms, led to higher demand on a broad variety of crops. In the USA, the emergence of soybean rust led to some initial sales, offsetting lower demand in Brazil. Strong contributions came also from TILT® and SCORE®. In Europe BRAVO® continues to gain acceptance in programs to combat septoria resistance.

Insecticides: major brands ACTARA®, FORCE®, KARATE®, PROCLAIM®, VERTIMEC®

After a strong start to the year, insecticides declined in the second quarter due to lower insect infestation in Canada and western Europe. US sales of FORCE® were buoyant throughout the first half due to an increase in acres treated for corn rootworm. Sales of ACTARA® and PROCLAIM® continued to expand in Asia.

SYNGENTA HALF YEAR RESULTS 2005 / PAGE 4 OF 24

Professional Products: major brands CRUISER®, DIVIDEND®, HERITAGE®, ICON®, MAXIM®

The continued rapid expansion of Seed Treatment was complemented by sales growth in a number of other businesses. In Seed Treatment, CRUISER® was the main driver with further growth in the USA, following its launch on soybean, and in Europe. DYNASTY® was launched successfully in the US cotton market and will be complemented in 2006 by the launch of AVICTA® an innovative nematode control product.

	Half Year		Growth		2nd Quarter		Growth

	2005	2004	Actual	CER	2005	2004	Actual	CER
Regional	$m	$m	%	%	$m	$m	%	%

Europe, Africa & Middle East	1566	1507	+ 4	- 2	750	735	+ 2	- 3
NAFTA	1575	1377	+14	+13	948	821	+15	+14
Latin America	307	337	- 9	- 9	115	148	-22	-22
Asia Pacific	529	483	+ 9	+ 6	238	225	+ 6	+ 3

Total	3977	3704	+ 7	+ 4	2051	1929	+ 6	+ 3

In Europe, Africa and the Middle East there were strong performances in Germany, driven by the success of BRAVO® in cereals, particularly to combat septoria resistance and in eastern Europe where sales again showed double digit growth in these rapidly expanding markets. Elsewhere, sales were affected by unfavorable weather conditions, with a cold start to the season followed by drought in southern Europe, notably Spain.

In NAFTA buoyant grower demand in the USA resulted in strong volume growth across all product lines. Syngenta capitalized on its leading position in corn, led by the CALLISTO® range, including a very successful first season for the combination product LEXAR®. Strong growth in fungicide sales was driven by the AMISTAR® range which capitalized on high disease pressure in a number of crops including fruit, vegetables, rice and wheat; the emergence of soybean rust in some southern states also contributed to growth.

Latin America: In Brazil, the most important market, demand was adversely affected by a number of factors: commodity crop price movement; drought in the south; and, most importantly, the appreciation of the Real against the US dollar. Sales in Argentina were significantly higher driven by strong growth in fungicides and in non-selective herbicides.

Asia Pacific: Successful growth initiatives in Japan, India, South Korea and Vietnam produced strong growth. Sales also grew strongly in China across a range of products. Australia and Thailand declined mainly owing to drought.

Seeds

For a definition of constant exchange rates, see Appendix A.

	Half Year		Growth		2nd Quarter		Growth

	2005	2004	Actual	CER	2005	2004	Actual	CER
Product line	$m	$m	%	%	$m	$m	%	%

Field Crops	1033	504	+105	+100	304	168	+81	+78
Vegetables & Flowers	376	367	+ 2	- 2	184	178	+ 3	-

Total	1409	871	+62	+57	488	346	+41	+38

SYNGENTA HALF YEAR RESULTS 2005 / PAGE 5 OF 24

Field Crops: major brands NK®, GARST®, GOLDEN HARVEST® corn and oilseeds, HILLESHÖG® sugar beet

GARST® and GOLDEN HARVEST® enjoyed a highly successful season and contributed $402 million to first half sales. Sales of NK® corn and soybean were strong growing 25 percent (CER). Sunflower and sugar beet performed strongly, particularly in eastern Europe.

Vegetables and Flowers: major brands S&G® vegetables, ROGERS® vegetables, S&G® flowers Vegetable sales recovered somewhat in the second quarter following a slow start due to poor weather in southern Europe. Demand for fresh vegetables continues to grow while the processing segment remains competitive. Sales of fresh produce in the USA expanded further.

Sales of S&G® flowers were lower notably in Europe, where they were affected by cautious ordering by distributors.

	Half Year		Growth		2nd Quarter		Growth

	2005	2004	Actual	CER	2005	2004	Actual	CER
Regional	$m	$m	%	%	$m	$m	%	%

Europe, Africa & Middle East	540	483	+12	+ 5	181	169	+ 7	+ 2
NAFTA	792	321	+147	+146	261	133	+97	+96
Latin America	33	27	+21	+21	21	20	+ 5	+ 5
Asia Pacific	44	40	+ 9	+ 5	25	24	+ 1	- 2

Total	1409	871	+62	+57	488	346	+41	+38

Safe Harbor: This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2004 were approximately $7.3 billion. Syngenta employs some 20,000 people in over 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Analyst/Investor Enquiries:	Jonathan Seabrook (Switzerland)	+41 61 323 7502
	Jennifer Gough (Switzerland)	+41 61 323 5059
	Rhonda Chiger (USA)	+ 1 (917) 322 2569

Media Enquiries:	Markus Payer (Switzerland)	+41 61 323 2323
	Sarah Hull (USA)	+ 1 (202) 628 2372

Share Registry Enquiries	Urs-Andreas Meier	+41 61 323 2095

SYNGENTA HALF YEAR RESULTS 2005 / PAGE 6 OF 24

Financial Summary (unaudited)

	Excluding Restructuring, Impairment and Discontinued Operations (1)		Restructuring, Impairment and Discontinued Operations (1)		As reported under IFRS

For the six months to 30 June	2005	2004 (2)	2005	2004 (2)	2005	2004 (2)
	$m	$m	$m	$m	$m	$m

Sales	5386	4575	-	-	5386	4575

Gross profit	2871	2492	-	-	2871	2492
Marketing and distribution	(727)	(643)	-	-	(727)	(643)
Research and development	(406)	(382)	-	-	(406)	(382)
General and administrative	(406)	(361)	-	-	(406)	(361)
Restructuring and impairment	-	-	(92)	(214)	(92)	(214)

Operating income	1332	1106	(92)	(214)	1240	892

Income before taxes	1289	1079	(92)	(214)	1197	865
Income tax expense	(309)	(126)	28	82	(281)	(44)

Net income from continuing operations	980	953	(64)	(132)	916	821
Discontinued operations	-	-	-	(50)	-	(50)

Net income	980	953	(64)	(182)	916	771

Attributable to minority interests	4	1	-	(10)	4	(9)
Attributable to Syngenta AG shareholders:	976	952	(64)	(172)	912	780

One-off tax credit	-	(144)	-	-	-	(144)

Net income before one-off tax credit	976	808	(64)	(172)	912	636

Earnings/(loss) per share (4)
- basic	$9.67	$9.02	$(0.63)	$(1.63)	$9.04	$7.39
- diluted	$9.54	$8.96	$(0.62)	$(1.62)	$8.92	$7.34

Earnings/(loss) per share before one-off tax credit (4)(6)
- basic	$9.67	$7.66	$(0.63)	$(1.63)	$9.04	$6.03
- diluted	$9.54	$7.61	$(0.62)	$(1.62)	$8.92	$5.99

	2005	2004(2)	2005 CER(3)

Gross profit margin	53.3%	54.5%	53.4%
EBITDA margin (5)	29.0%	29.4%	29.1%
EBITDA (5)	1564	1344
Tax rate (6)	24%	25%
Free cash flow (7)	(25)	672
Trade working capital to sales (8)	46%	44%
Debt/Equity gearing (9)	20%	11%
Net debt (9)	1127	590

(1)	For further analysis of restructuring and impairment charges, see Note 4 on page 16. Net income and earnings per share excluding restructuring and impairment are provided as additional information, and not as an alternative to net income and earnings per share determined in accordance with IFRS.

(2)	Adjusted in accordance with recent changes in accounting standards, see Note 2 on page 15.

(3)	For a description of CER see Appendix A on page 20.

(4)	The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2005 basic EPS 100,914,953 and diluted EPS 102,255,763; 2004 basic EPS 105,561,791 and diluted EPS 106,228,799.

(5)	EBITDA is a non-GAAP measure but is in regular use as a measure of operating performance and is defined in Appendix C on page 21.

(6)	Tax rate on results excluding restructuring and impairment and a one-off tax credit in 2004 associated with the crystallization of previously unrecognized tax losses.

(7)	Includes restructuring and impairment cash outflows. For a description of free cash flow, see Appendix B on page 20.

(8)	Period end trade working capital as a percentage of twelve-month sales, see Appendix F on page 22.

(9)	For a description of net debt and the calculation of debt/equity gearing, see Appendix E on page 22.

SYNGENTA HALF YEAR RESULTS 2005 / PAGE 7 OF 24

Unaudited Half Year Segmental Results(1)

	1st Half 2005	1st Half 2004(2)	CER(3)
Syngenta	$m	$m	%

Sales	5386	4575	+ 14

Gross Profit	2871	2492	+ 12
Marketing and distribution	(727)	(643)	- 10
Research and development	(406)	(382)	- 2
General and administrative	(406)	(361)	- 9

Operating income	1332	1106	+ 17

EBITDA(4)	1564	1344	+ 13

EBITDA (%)	29.0	29.4

	1st Half 2005	1st Half 2004(2)	CER(3)
Crop Protection	$m	$m	%

Sales	3977	3704	+ 4

Gross Profit	2191	2043	+ 4
Marketing and distribution	(514)	(485)	- 3
Research and development	(250)	(238)	-
General and administrative	(305)	(308)	+ 4

Operating income	1122	1012	+ 8

EBITDA(4)	1318	1225	+ 5

EBITDA (%)	33.1	33.1

	1st Half 2005	1st Half 2004(2)	CER(3)
Seeds	$m	$m	%

Sales	1409	871	+ 57

Gross Profit	680	449	+ 47
Marketing and distribution	(211)	(157)	- 31
Research and development	(104)	(84)	- 20
General and administrative	(95)	(46)	n/a

Operating income	270	162	+ 59

EBITDA(4)	300	187	+ 54

EBITDA (%)	21.4	21.4

	1st Half 2005	1st Half 2004(2)	CER(3)
Plant Science	$m	$m	%

Sales	-	-	-

Gross Profit	-	-	-
Marketing and distribution	(2)	(1)	- 39
Research and development	(52)	(60)	+ 14
General and administrative	(6)	(7)	+ 24

Operating loss	(60)	(68)	+ 15

EBITDA(4)	(54)	(68)	+ 23

EBITDA (%)	n/a	n/a

(1)	Excluding restructuring and impairment, see Note 4 on page 16.

(2)	Adjusted in accordance with changes in accounting standards, see Note 2 on page 15.

(3)	Growth at constant exchange rates, see Appendix A on page 20.

(4)	For a reconciliation of segment EBITDA to segment operating income, see Appendix D on page 21.

SYNGENTA HALF YEAR RESULTS 2005 / PAGE 8 OF 24

Unaudited Half Year Product Line and Regional Sales

	1st Half 2005	1st Half 2004(1)	Actual(2)	CER(2)(3)
Syngenta	$m	$m	%	%

Crop Protection	3977	3704	+ 7	+ 4
Seeds	1409	871	+ 62	+ 57

Total	5386	4575	+ 18	+ 14

Crop Protection

Product line
Selective herbicides	1351	1290	+ 5	+ 1
Non-selective herbicides	391	376	+ 4	+ 2
Fungicides	1201	1048	+ 15	+ 10
Insecticides	601	597	+ 1	- 1
Professional products	408	370	+ 8	+ 6
Others	25	23	+ 4	- 2

Total	3977	3704	+ 7	+ 4

Regional
Europe, Africa and Middle East	1566	1507	+ 4	- 2
NAFTA	1575	1377	+ 14	+ 13
Latin America	307	337	- 9	- 9
Asia Pacific	529	483	+ 9	+ 6

Total	3977	3704	+ 7	+ 4

Seeds

Product line
Field Crops	1033	504	+ 105	+ 100
Vegetables and Flowers	376	367	+ 2	- 2

Total	1409	871	+ 62	+ 57

Regional
Europe, Africa and Middle East	540	483	+ 12	+ 5
NAFTA	792	321	+ 147	+ 146
Latin America	33	27	+ 21	+ 21
Asia Pacific	44	40	+ 9	+ 5

Total	1409	871	+ 62	+ 57

(1)	Adjusted in accordance with changes in accounting standards, see Note 2 on page 15.

(2)	Product line variances take into account minor reclassifications made in 2005.

(3)	Growth at constant exchange rates, see Appendix A on page 20.

SYNGENTA HALF YEAR RESULTS 2005 / PAGE 9 OF 24

Unaudited Second Quarter Product Line and Regional Sales

	2nd Quarter 2005	2nd Quarter 2004(1)	Actual (2)	CER (2)(3)
Syngenta	$m	$m	%	%

Crop Protection	2051	1929	+ 6	+ 3
Seeds	488	346	+ 41	+ 38

Total	2539	2275	+ 12	+ 9

Crop Protection

Product line
Selective herbicides	736	673	+ 9	+ 7
Non-selective herbicides	228	205	+ 12	+ 9
Fungicides	605	549	+ 10	+ 7
Insecticides	296	319	- 7	- 9
Professional products	186	173	+ 5	+ 3
Others	0	10	n/a	n/a

Total	2051	1929	+ 6	+ 3

Regional
Europe, Africa and Middle East	750	735	+ 2	- 3
NAFTA	948	821	+ 15	+ 14
Latin America	115	148	- 22	- 22
Asia Pacific	238	225	+ 6	+ 3

Total	2051	1929	+ 6	+ 3

Seeds

Product line
Field Crops	304	168	+ 81	+ 78
Vegetables and Flowers	184	178	+ 3	-

Total	488	346	+ 41	+ 38

Regional
Europe, Africa and Middle East	181	169	+ 7	+ 2
NAFTA	261	133	+ 97	+ 96
Latin America	21	20	+ 5	+ 5
Asia Pacific	25	24	+ 1	- 2

Total	488	346	+ 41	+ 38

(1)	Adjusted in accordance with changes in accounting standards, see Note 2 on page 15.

(2)	Product line variances take into account minor reclassifications made in 2005.

(3)	Growth at constant exchange rates, see Appendix A on page 20.
.

SYNGENTA HALF YEAR RESULTS 2005 / PAGE 10 OF 24

Unaudited Interim Consolidated Financial Statements

The following interim consolidated financial statements and notes thereto have been prepared in accordance with International Financial Reporting Standards (IFRS) as per Note 1. Prior year comparative figures have been adjusted in accordance with recent changes in accounting standards as disclosed in Note 2. A reconciliation to US GAAP has been prepared for US investors.

Unaudited Interim Consolidated Income Statement

	2005	2004
For the six months to 30 June	$m	$m

Sales	5386	4575
Cost of goods sold	(2515)	(2083)

Gross profit	2871	2492
Marketing and distribution	(727)	(643)
Research and development	(406)	(382)
General and administrative	(406)	(361)
Restructuring and impairment	(92)	(214)

Operating income	1240	892

Income/(loss) from associates and joint ventures	3	(4)
Financial expense, net	(46)	(23)

Income before taxes	1197	865
Income tax credit/(expense)	(281)	(44)

Net income from continuing operations	916	821
Discontinued operations	-	(50)

Net income/(loss)	916	771

Attributable to:
- Minority interests	4	(9)
- Syngenta AG shareholders	912	780

Earnings/(loss) per share(1)
- Basic	$9.04	$7.39
- Diluted	$8.92	$7.34

(1)	The weighted average number of ordinary shares in issue used to calculate the earnings per share were as follows: for 2005 basic EPS 100,914,953 and diluted EPS 102,255,763; 2004 basic EPS 105,561,791 and diluted EPS 106,228,799.

SYNGENTA HALF YEAR RESULTS 2005 / PAGE 11 OF 24

Unaudited Interim Consolidated Balance Sheet

	30 June 2005 $m	30 June 2004 $m	31 December 2004 $m

Assets
Current assets
Cash and cash equivalents	321	277	227
Trade accounts receivable	3858	2879	1887
Other accounts receivable	382	342	337
Other current assets	325	570	766
Inventories	1872	1667	2192

Total current assets	6758	5735	5409

Non-current assets
Property, plant and equipment	1971	2216	2188
Intangible assets	2832	2589	2951
Investments in subsidiaries	-	-	-
Investments in associates and joint ventures	97	102	114
Deferred tax assets	1121	778	946
Other financial assets	343	400	378

Total non-current assets	6364	6085	6577

Assets held for sale	15	-	22

Total assets	13137	11820	12008

Liabilities and equity
Current liabilities
Trade accounts payable	(2043)	(1435)	(1466)
Current financial debts	(613)	(234)	(423)
Income taxes payable	(484)	(415)	(312)
Other current liabilities	(1124)	(955)	(765)
Provisions	(223)	(207)	(258)

Total current liabilities	(4487)	(3246)	(3224)

Non-current liabilities
Non-current financial debts	(885)	(977)	(1117)
Deferred tax liabilities	(1256)	(1040)	(1119)
Provisions	(814)	(924)	(870)

Total non-current liabilities	(2955)	(2941)	(3106)

Total liabilities	(7442)	(6187)	(6330)

Shareholders’ equity	(5673)	(5581)	(5658)
Minority interests	(22)	(52)	(20)

Total equity	(5695)	(5633)	(5678)

Total liabilities and equity	(13137)	(11820)	(12008)

SYNGENTA HALF YEAR RESULTS 2005 / PAGE 12 OF 24

Unaudited Interim Consolidated Balance Sheet

For the six months to 30 June	2005 $m	2004 $m

Operating income	1240	892
Reversal of non-cash items;
Depreciation, amortization and impairment on:
Property, plant and equipment	133	138
Intangible assets	102	120
Loss/(gain) on disposal of fixed assets	(1)	(2)
Charges in respect of share based compensation	19	16
Charges in respect of provisions	139	288
Cash (paid)/received in respect of;
Interest and other financial receipts	86	128
Interest and other financial payments	(110)	(88)
Taxation	(56)	(55)
Restructuring costs	(79)	(102)
Contributions to pension schemes	(70)	(65)
Other provisions	(30)	(36)

Cash flow before working capital changes	1373	1234
Change in net current assets and other operating cash flows	(1335)	(452)

Cash flow from operating activities	38	782

Additions to property, plant and equipment	(67)	(67)
Proceeds from disposals of property, plant and equipment	6	28
Purchase of intangibles and other financial assets	(23)	(77)
Proceeds from disposals of intangible and financial assets	16	9
Business divestments	6	-
Business acquisitions (net of cash acquired)	-	-
Acquisition of minorities	(1)	(3)

Cash flow used for investing activities	(63)	(110)

Increases in third party interest-bearing debt	1164	74
Repayment of third party interest-bearing debt	(740)	(574)
(Purchase)/sale of treasury shares	(271)	(97)
Dividends paid to group shareholders	-	-
Dividends paid to minorities	(1)	(1)

Cash flow from/(used for) for financing activities	152	(598)

Net cash flow from discontinued operations	-	-

Net effect of currency translation on cash and cash equivalents	(33)	(3)

Net change in cash and cash equivalents	94	71
Cash and cash equivalents at the beginning of the period	227	206

Cash and cash equivalents at the end of the period	321	277

SYNGENTA HALF YEAR RESULTS 2005 / PAGE 13 OF 24

Unaudited Interim Consolidated Statement of Changes in Shareholders’ Equity

Shareholders’ equity $m

31 December 2003	5056
Net income attributable to Syngenta AG shareholders	780
Unrealized holding gains/(losses) on available for sale financial assets	20
Unrealized gains/(losses) on derivatives designated as cash flow hedges	4
Income tax (charged)/credited to equity	(7)
Dividends payable to group shareholders	(142)
Issue of shares under employee purchase plans	15
Share based compensation	16
Share repurchase scheme	(68)
Cash impact of share options under share repurchase scheme	(44)
Foreign currency translation effects	(49)

30 June 2004	5581

31 December 2004	5658
Net income attributable to Syngenta AG shareholders	912
Unrealized holding gains/(losses) on available for sale financial assets	(24)
Unrealized gains/(losses) on derivatives designated as cash flow hedges	(76)
Income tax (charged)/credited to equity	31
Dividends payable to group shareholders	(209)
Issue of shares under employee purchase plans	37
Share based compensation	19
Share repurchase scheme	(216)
Cash impact of share options under share repurchase scheme	(92)
Foreign currency translation effects	(367)

30 June 2005	5673

SYNGENTA HALF YEAR RESULTS 2005 / PAGE 14 OF 24

Notes to the Unaudited Interim Consolidated Financial Statements

Note 1: Basis of Preparation

Nature of operations: Syngenta AG (‘Syngenta’) is a world leading crop protection and seeds business that is engaged in the discovery, development, manufacture and marketing of a range of agricultural products designed to improve crop yields and food quality.

Basis of presentation and accounting policies: The consolidated financial statements for the six months ended 30 June 2005 have been prepared in accordance with International Financial Reporting Standards (IFRS), which comprise standards and interpretations approved by the International Accounting Standards Board (IASB), and International Accounting Standards and Standing Interpretations Committee interpretations approved by the International Accounting Standards Committee (IASC) that remain in effect. The interim consolidated financial statements have been prepared in accordance with our policies as set out in the 2004 Financial Report, except as noted below. These principles differ in certain significant respects from generally accepted accounting principles in the United States (‘US GAAP’). Application of US GAAP would have affected shareholders’ net income for the six months ended, and shareholders’ equity as of, 30 June 2004 and 2005, as detailed in Note 6.

The consolidated financial statements are presented in United States dollars (‘$’) as this is the major trading currency of the company.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Note 2: Changes in Accounting Policies - IFRS

Syngenta disclosed the impact of recent changes in accounting standards on prior year financial statements in Note 2 to its 2004 consolidated financial statements and, in respect of the six months ended 30 June 2004, in additional information available on its website. As stated above, these interim consolidated financial statements have been prepared in accordance with the same accounting policies, except for the following additional changes to accounting standards, and previously published figures have been adjusted where appropriate.

Syngenta has applied IFRS 3, ‘Business Combinations’, fully as from 1 January 2005. Accordingly, goodwill on acquisitions has not been amortized as from that date. Goodwill amortization charged in the consolidated income statement for the six months ended 30 June 2004 was $27 million. In accordance with IFRS 3, the prior year has not been restated.

With effect from 1 January 2005, Syngenta has adopted IAS 32 (revised) and IAS 39 (revised). The changes in fair value of certain financial assets in prior years have been recognized as impairment losses within net income in accordance with the revised impairment criteria in IAS 39 (revised), instead of as unrealized holding losses within shareholders’ equity. Adoption of these two revised standards had no material effect on net income or changes in shareholder’s equity for either of the six month periods presented in these interim consolidated financial statements.

SYNGENTA HALF YEAR RESULTS 2005 / PAGE 15 OF 24

Note 3: Changes in the Scope of Consolidation

Syngenta purchased the remaining 2% of Syngenta Nantong Crop Protection Co. Ltd in February 2005, increasing its holding to 100% at a cost of $1 million.

In September 2004, Syngenta acquired 90% of Advanta B.V.’s corn, soybean and wheat seed business in North America, known as Garst. The net cash cost of acquisition, after proceeds for the Fox Paine disposals and cash acquired, was $326 million.

On 31 July 2004, in a single transaction, Syngenta acquired a 90 percent voting interest in each of the following entities which are collectively referred to as ‘Golden Harvest’: Garwood Seed Co.; Golden Seed Co. LLC; Golden Seed Co. Inc.; J C Robinson Seeds Inc.; Sommer Bros Seed Co.; Thorp Seed Co. and Golden Harvest Seeds Inc. The cost of acquisition, net of cash acquired, was $154 million. Adjustments made to the purchase accounting for these acquisitions during the six months ended 30 June 2005 did not have a material effect on the financial statements.

In January 2004, Syngenta acquired additional shares in Dia Engei K.K, increasing its shareholding from 33.5  percent to 100 percent. In March 2004, Syngenta formed Dulcinea Farms LLC, in which it has a 51 percent voting interest. In June 2004, Syngenta purchased additional shares in Syngenta Suzhou Crop Protection Co. Ltd, increasing its holding from 95 percent to 100 percent. In May 2004, Syngenta purchased additional shares in Syngenta Nantong Crop Protection Co. Ltd, increasing its holding from 94 percent to 98 percent. The aggregate cash cost of these acquisitions was $6 million.

On 30 September 2004 Syngenta sold its 75 percent interest in its sulphur and chlorine-based chemical intermediates business, SF-Chem AG, to a private equity buyer. This business was shown as part of the Crop Protection segment, and has been presented as a discontinued operation in the consolidated income statement and in the consolidated cash flow statement.

Note 4: Restructuring and Impairment

For the six months to 30 June	1st Half 2005		1st Half 2004
	$m	$m	$m	$m

Restructuring costs:
Write-off or impairment
- property, plant & equipment	(5)		(16)
- intangible assets	-		-
- inventories	(3)		-
Non-cash pension restructuring charges	2		(54)
Non-cash charge for inventory step-up	(24)		-
Cash costs
- operational efficiency	(49)		(120)
- Seeds acquisition integration	(12)		-
- merger and other cash costs	(1)		(24)

Total		(92)		(214)
Other impairment of assets		-		-

Total restructuring and impairment charge		(92)		(214)

SYNGENTA HALF YEAR RESULTS 2005 / PAGE 16 OF 24

Restructuring represents the effect on reported performance of initiating business changes which are considered major and which, in the opinion of management, will have a material effect on the nature and focus of Syngenta's operations, and therefore require separate disclosure to provide a more thorough understanding of business performance. Restructuring includes the effects of completing and integrating significant business combinations and divestments. The incidence of these business changes may be periodic and the effect on reported performance of initiating them will vary from period to period. Because each such business change is different in nature and scope, there will be little continuity in the detailed composition and size of the reported amounts which affect performance in successive periods. Separate disclosure of these amounts facilitates the understanding of performance including and excluding items affecting comparability. Reported performance before restructuring and impairment is one of the measures used in Syngenta’s short term employee incentive compensation schemes. Syngenta’s definition of restructuring and impairment may not be comparable to similarly titled line items in financial statements of other companies.

Restructuring and impairment includes the impairment costs associated with major restructuring and also impairment losses and reversals of impairment losses resulting from major changes in the markets in which a reported segment operates.

As part of the operational efficiency program, the closure of one Crop Protection production site was announced in 2005, together with the rationalization of one further production site. The Seeds NAFTA corn and soybean business continued its restructuring program to integrate the Garst and Golden Harvest acquisitions. Cash costs of $62 million and non-current asset impairments totaling $5 million have been recorded in the first half 2005.

The $24 million inventory step-up charge relates to seed inventories acquired in the Garst and Golden Harvest business combinations. Purchase accounting rules require the book value of acquired finished goods inventories to be stepped up to fair value less costs to sell, with a corresponding reduction in goodwill. The stepped-up amount is expensed as the acquired inventories are sold. This adjustment does not affect cash flows, and inventories produced after the acquisition date are valued at their production cost.

The $54 million non-cash pension restructuring charges in 2004 mainly represents the non-recurring transition expense associated with the amendment of Syngenta’s Swiss pension plan.

Note 5: Principal Currency Translation Rates

As an international business selling in over 100 countries, with major manufacturing and R&D facilities in Switzerland, the UK and the USA, movements in currencies impact business performance. The principal currencies and adopted exchange rates against the US dollar used in preparing the financial statements contained in this communication were as follows:

	Average 1st Half 2005	Average 1st Half 2004	Period end 30 June 2005	Period end 30 June 2004

Brazilian real. BRL	2.59	2.96	2.36	3.11
Swiss franc. CHF	1.19	1.27	1.28	1.26
Euro. EUR	0.77	0.81	0.83	0.82
British pound. GBP	0.53	0.55	0.56	0.55
Japanese yen. JPY	105.1	107.7	110.5	109.1

The above average rates are an average of the monthly rates used to prepare the consolidated income and cash flow statements. The period end rates were used for the preparation of the consolidated balance sheet.

SYNGENTA HALF YEAR RESULTS 2005 / PAGE 17 OF 24

Note 6: Reconciliation to US GAAP from the Interim Consolidated Financial Statements

The consolidated financial statements have been prepared in accordance with IFRS which, as applied by Syngenta, differs in certain significant respects from US GAAP. The effects of the application of US GAAP to net income and equity are set out in the following tables:

	2005 $m	2004 $m
Net income (for the six months ended 30 June)

Net income/(loss) under IFRS attributable to Syngenta AG shareholders	912	780
US GAAP adjustments:
Purchase accounting:
Zeneca agrochemicals	3	21
Other acquisitions	(42)	(35)
Impairment losses	(7)	-
Restructuring charges	(15)	60
Pension provisions (including post-retirement benefits)	(4)	51
Deferred taxes on stock-based compensation	(3)	(2)
Deferred taxes on unrealized profit in inventory	(22)	(21)
Other items	22	(9)
Deferred tax valuation allowances	-	-
Tax on undistributed earnings of subsidiaries	-	-
Deferred tax effect on US GAAP adjustments	10	(10)

Net income/(loss) under US GAAP attributable to Syngenta AG shareholders	854	835

Weighted average number of ordinary shares in issue (million) – basic	100.915	105.561
Weighted average number of ordinary shares in issue (million) – diluted	102.256	106.229

Earnings/(loss) per share under US GAAP (basic)	8.46	7.91

Earnings/(loss) per share under US GAAP (diluted)	8.35	7.86

For the six months ended 30 June 2005, net income under IFRS attributable to Syngenta AG shareholders was $912 million, compared to a net income of $854 million under US GAAP.

In the past, different purchase accounting rules, and different subsequent goodwill accounting, were applied in accordance with IFRS compared to those applied in accordance with US GAAP. For intangible assets, this has led to different balance sheet values and amortization charges in each subsequent accounting period, including 2004 and 2005. The $(42) million reconciling item for other acquisitions mainly arises because the Sandoz and Ciba-Geigy merger was accounted for as a uniting of interests under IFRS. For US GAAP the merger was accounted for as a purchase, including recognition and subsequent amortization of purchased product rights. In 2004, amortization of goodwill was required for IFRS, whereas in 2005, goodwill is no longer amortized. For US GAAP, goodwill was not amortized in either period presented. Consequently, the reconciling item for Zeneca purchase accounting has reduced from $21 million in 2004 to $3 million in 2005.

The $(15) million reconciling item for restructuring provisions represents employee termination costs which were recorded under IFRS in previous periods, principally in 2004, but, in accordance with US GAAP, are being recognized in the periods in which the employees complete their remaining service. The $51 million reconciling item in 2004 for pensions mainly represents past service cost arising from the amendment to the Swiss pension plan. Under IFRS, this cost was recognized in full in 2004, because the related benefits vested when the new plan rules came into force. US GAAP requires the cost to be recognized over the expected remaining future service of the employees affected.

SYNGENTA HALF YEAR RESULTS 2005 / PAGE 18 OF 24

	2005	2004
Shareholders’ equity (as at 30 June)	$m	$m

Shareholders’ equity under IFRS	5673	5581
US GAAP adjustments:
Purchase accounting:
Zeneca agrochemicals	(480)	(473)
Other acquisitions	764	833
Impairment losses	16	23
Restructuring charges	53	85
Pension provisions (including post-retirement benefits)	(180)	(114)
Deferred taxes on stock-based compensation	(30)	-
Deferred taxes on unrealized profit in inventory	(106)	(17)
Other items	33	32
Deferred tax valuation allowances	(30)	-
Tax on undistributed earnings of subsidiaries	(27)	-
Deferred tax effect on US GAAP adjustments	(117)	(157)

Shareholders’ equity under US GAAP	5569	5793

The $180 million reconciling item in shareholders' equity for pension provisions at 30 June 2005 includes $229 million which has been directly charged to US GAAP shareholders' equity (2004: $169 million). US GAAP, unlike IFRS, requires this charge to equity so that provisions are at least equal to the unfunded pension liability for each pension plan on an accumulated benefit basis. The $229 million was offset by the deferral of past service costs arising from the Swiss pension plan amendment in 2004.

Note 7: New US GAAP Accounting Pronouncements and Other Disclosures

No US GAAP pronouncements with a material effect on the consolidated financial statements were adopted by Syngenta in the six months ended 30 June 2005.

The US GAAP expense for pension and other post-retirement benefits for the six months was as follows:

	Pension		Other post- retirement benefits
For the six months to 30 June	2005 $m	2004 $m	2005 $m	2004 $m

Current service cost	(58)	(62)	(1)	(1)
Interest cost	(84)	(83)	(5)	(5)
Expected return on assets	81	81	3	1
Employee contributions	11	10	-	-
Amortization of actuarial losses	(10)	(8)	(3)	(4)
Past service cost	(2)	(5)	2	2
Curtailments and settlements	(16)	(15)	-	-

Expense for pension and other post-retirement benefits under US GAAP	(78)	(82)	(4)	(7)

In Note 33 to its 2004 consolidated financial statements, Syngenta had disclosed $200 million as its best estimate of 2005 employer contributions to be paid to defined benefit pension plans. As Syngenta has announced on 4 April 2005, an additional pension contribution will be made using funds raised in its recent Eurobond issue. While the amount has not been finally determined, it is likely that contributions for 2005 may materially exceed $200 million.

SYNGENTA HALF YEAR RESULTS 2005 / PAGE 19 OF 24

Supplementary Financial Information

Appendix A: Constant Exchange Rates (CER)

In this report results from one period to another period are, where appropriate, compared using constant exchange rates (CER). To present that information, current period results for entities reporting in currencies other than US dollars are converted into US dollars at the prior period's exchange rates, rather than at the exchange rates for the current year. CER margin percentages for gross profit and EBITDA are calculated by the ratio of these measures to sales after restating the measures and sales at prior period exchange rates. The CER presentation indicates the underlying business performance before taking into account currency exchange fluctuations. See Note 5: Principal Currency Translation Rates on page 17 for information on average exchange rates in 2005 and 2004.

Appendix B: Free Cash Flow

Free cash flow comprises cash flow after operating activities and investing activities prior to discontinued operations and capital financing activities such as drawdown or repayment of debt, dividends paid to Syngenta Group shareholders, share repurchase and other equity movements. Free cash flow is not a measure of financial performance under generally accepted accounting principles and the free cash flow measure used by Syngenta may not be comparable to similarly titled measures of other companies. Free cash flow has been included as it is used by many investors as a useful supplementary measure of cash generation.

	2005	2004
For the six months to 30 June	$m	$m

Cash flow from operating activities	38	782
Cash flow used for investing activities	(63)	(110)

Free cash flow	(25)	672

SYNGENTA HALF YEAR RESULTS 2005 / PAGE 20 OF 24

Appendix C: Reconciliation of EBITDA(1) to Net Income

EBITDA is defined as earnings before interest, tax, minority interests, depreciation, amortization and impairment. Information concerning EBITDA has been included as it is used by management and by investors as a supplementary measure of operating performance and is used by Syngenta as the basis of part of its employee incentive schemes. Management focuses on EBITDA excluding restructuring as this excludes items affecting comparability from one period to the next. EBITDA is not a measure of cash liquidity or financial performance under generally accepted accounting principles and the EBITDA measures used by Syngenta may not be comparable to other similarly titled measures of other companies. EBITDA should not be construed as an alternative to operating income or cash flow as determined in accordance with generally accepted accounting principles.

	1st Half	1st Half
	2005	2004
	$m	$m

Net income attributable to Syngenta AG shareholders	912	780
Minority interests	4	(9)
Income tax (credit)/expense	281	44
Financial expenses, net	46	23
Pre-tax restructuring and impairment	92	214
Discontinued operations	-	50
Depreciation, amortization and other impairment	229	242

EBITDA excluding restructuring	1564	1344

Appendix D: Reconciliation of Segment EBITDA to Segment Operating Income(1)

	1st Half 2005			1st Half 2004
	Crop Protection $m	Seeds $m	Plant Science $m	Crop Protection $m	Seeds $m	Plant Science $m

Operating income	1122	270	(60)	1012	162	(68)
Income/(loss) from associates and joint ventures	-	-	3	(2)	1	(3)
Depreciation, amortization and other impairment	196	30	3	215	24	3

EBITDA	1318	300	(54)	1225	187	(68)

(1) Excluding restructuring and impairment, see Note 4 on page 16.

SYNGENTA HALF YEAR RESULTS 2005 / PAGE 21 OF 24

Appendix E: Net Debt Reconciliation

Net debt comprises total debt net of related hedging derivatives and cash and cash equivalents. Net debt is not a measure of financial position under generally accepted accounting principles and the net debt measure used by Syngenta may not be comparable to the similarly titled measure of other companies. Net debt has been included as it is used by many investors as a useful measure of financial position and risk. The following table provides a reconciliation of movements in net debt during the period:

	2005	2004
	$m	$m

Opening balance at 1 January	864	1209
Acquisitions and other non-cash items	20	(32)
Foreign exchange effect on net debt	(54)	(13)
Purchase/(sale) of treasury shares	271	97
Dividends paid to group shareholders	-	-
Dividends paid to minorities	1	1
Discontinued operations	-	-
Free cash flow	25	(672)

Closing balance as at 30 June	1127	590

Constituents of closing balance;
Cash and cash equivalents	(321)	(277)
Current financial debts	613	234
Non-current financial debts	885	977
Financing-related derivatives (1)	(50)	(344)

Closing balance at 30 June	1127	590

(1) Included within other current assets.

The following table presents the derivation of the Debt/Equity gearing ratio:
	30 June	30 June
	2005	2004
	$m	$m

Net debt	1127	590
Shareholders’ equity	5673	5581

Debt/Equity gearing ratio (%)	20%	11%

Appendix F: Period End Trade Working Capital

The following table provides detail of trade working capital at the period end as a percentage of twelve-month sales:

	30 June	30 June
	2005	2004
	$m	$m

Inventories	1872	1667
Trade accounts receivable	3858	2879
Trade accounts payable	(2043)	(1435)

Net trade working capital	3687	3111
Twelve-month sales	8080	7025

Trade working capital as percentage of sales (%)	46%	44%

SYNGENTA HALF YEAR RESULTS 2005 / PAGE 22 OF 24

Announcements and Meetings

Third quarter trading statement 2005	21 October 2005
Announcement of 2005 full year results	9 February 2006
AGM and first quarter trading statement 2006	19 April 2006
Announcement of the half year results 2006	26 July 2006

Glossary and Trademarks

All product or brand names included in this results statement are trademarks of, or licensed to, a Syngenta group company. For simplicity, sales are reported under the lead brand names, shown below, whereas some compounds are sold under several brand names to address separate market niches.

Selective Herbicides
APIRO ®	novel grass weed herbicide for rice
BICEP ® MAGNUM	broad spectrum pre-emergence herbicide for corn and sorghum
CALLISTO ®	novel herbicide for flexible use on broad-leaved weeds for corn
DUAL ® MAGNUM	grass weed killer for corn and soybeans
ENVOKE ®	novel low-dose herbicide for cotton and sugar cane
FUSILADE ®	grass weed killer for broad-leaf crops
LUMAX ®	unique season-long grass and broad leaf weed control for corn
TOPIK ®	post-emergence grass weed killer for wheat
AXIAL ®	new cereal herbicide; first launches 2006
Non-selective Herbicides
GRAMOXONE ®	rapid, non-systemic burn-down of vegetation
TOUCHDOWN ®	systemic total vegetation control
Fungicides
ACANTO ®	second-generation strobilurin with particular advantages in early cereal applications
AMISTAR ®	broad spectrum strobilurin for use on multiple crops
BRAVO ®	broad spectrum fungicide for use on multiple crops
RIDOMIL GOLD ®	systemic fungicide for use in vines, potatoes and vegetables
SCORE ®	triazole fungicide for use in vegetables, fruits and rice
TILT ®	broad spectrum triazole for use in cereals, bananas and peanuts
UNIX ®	cereal and vine fungicide with unique mode of action
Insecticides
ACTARA ®	second-generation neonicotinoid for controlling foliar and soil pests in multiple crops
FORCE ®	unique pyrethroid controlling soil pests in corn
KARATE ®	foliar pyrethroid offering broad spectrum insect control
PROCLAIM ®	novel, low-dose insecticide for controlling lepidoptera in vegetables and cotton
VERTIMEC ®	acaricide for use in fruits, vegetables and cotton
Professional Products
CRUISER ®	novel broad spectrum seed treatment - neonicotinoid insecticide
DIVIDEND ®	triazole seed treatment fungicide
HERITAGE ®	strobilurin turf fungicide
ICON ®	public health insecticide
IMPASSE ®	termite barrier
MAXIM ®	broad spectrum seed treatment fungicide
AVICTA ®	breakthrough nematode control seed treatment
Field Crops
NK ®	global brand for corn, oilseeds and other field crops
GARST ®	US brand for corn and soybean
GOLDEN HARVEST ®	brand for corn and soybean in North America and Europe
HILLESHÖG ®	global brand for sugar beet
Vegetables and Flowers
S&G ® vegetables	leading brand in Europe, Africa and Asia
S&G ® flowers	global brand for seeds and young plants
ROGERS ® vegetables	leading brand throughout the Americas
DULCINEA TM	consumer produce brand for value-added fruits and vegetables in North America
PUREHEART TM	DULCINEA™ brand for ‘personal size’ seedless watermelon

SYNGENTA HALF YEAR RESULTS 2005 / PAGE 23 OF 24

Addresses for Correspondence

Swiss Depositary	Depositary for ADRs	Registered Office

SEGA Aktienregister AG	The Bank of New York	Syngenta AG
P.O. Box	Shareholder Relations	Schwarzwaldallee 215
CH-4601 Olten	PO Box 11258	4058 Basel
	Church Street Station	Switzerland
New York, NY 10286

Tel: +41 (0)62 205 3695	Tel: +1 (212) 815 6917	Tel: +41 (0)61 323 1111

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the US Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefore.

SYNGENTA HALF YEAR RESULTS 2005 / PAGE 24 OF 24

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	July 28, 2005	By:	/s/ Damian Heller

			Name:	Damian Heller
			Title:	Company Secretary

		By:	/s/ Otto Schürmann

			Name:	Otto Schürmann
			Title:	Authorized Signatory